EXHIBIT 99.D.2

RECENT DEVELOPMENTS

The information included in this section supplements the information about Hungary contained in the Annual Report. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

FOREIGN EXCHANGE

The forint/euro exchange rate as of December 31, 2013 was HUF 296.91 to EUR1.00, and the average exchange rate in 2013 was HUF 296.92 to EUR1.00. The forint/USD exchange rate as of December 31, 2013 was HUF215.67 to USD1.00 and the average exchange rate in 2013 was HUR 223.70 to USD1.00. On March 17, 2014, the official middle exchange rates were HUF224.67 to USD1.00, HUF312.24 to EUR1.00 and EUR0.72 to USD1.00.

Political System

Parliamentary Commissioners/Commissioner of Fundamental Rights

As of December 19, 2013, the Commissioner of Fundamental Rights is entitled to ask the Constitutional Court for interpretation of Fundamental Law in connection with a certain constitutional problem, provided that the interpretation could be derived from the Fundamental Law.

Composition of Parliament

The following table sets forth the composition of Parliament by total number of seats and percentage share of total seats as of March 4, 2014:

Composition of Parliament as of March 4, 2014

	Number of seats		Share of seats
			(%)
Jobbik	43		11.29
LMP	7		1.84
Fidesz	223		58.53
HSP	47		12.34
CDPP	34		8.92
Independent Representatives	27		7.09
Total	381	(1)	100.00

Source: Parliament of Hungary

Note:

(1)                                 Dr. Lajos Dorkota, Dr. Andor Nagy, and Dr. József Dancsó, three former members of Fidesz, resigned their mandate on June 30, 2013, August 22, 2013 and February 1, 2014, respectively. Endre Spaller, former member of CDPP, resigned his mandate on January 31, 2014. Gábor Simon, former member of HSP, resigned his mandate on February 12, 2014.

The next parliamentary election is scheduled to take place in April 6, 2014. Due to a reform of the electoral system, the new Parliament will be composed of 199 members.

Recent Political Developments

On March 17, 2014, the Hungarian Constitutional Court announced its ruling on the governmental motion asking for interpretation of the Fundamental Law in respect of the ability to amend foreign exchange denominated mortgage loan contracts of households by legislation. The Constitutional Court ruled that the state may, under exceptional circumstances, be allowed to amend concluded agreements retroactively, provided that the same conditions exist which allow ordinary courts to amend a contract after its conclusion (i.e., an unforeseeable material change of circumstances which arises after the conclusion of the contract, and the upholding of such contract with unchanged terms is harmful to a material and legal interest of any of the contracting parties). As an additional condition, the material change of circumstances should affect a significant part of society. The ruling also emphasizes that the government is entitled, under exceptional circumstances, to propose legislation to amend concluded contracts retroactively, however, the legal action must be in compliance with the conditions mentioned in the ruling above, and the legislator has to prove that such conditions exist and create the constitutional basis for the legislation.

As of March 15, 2014, the New Civil Code of Hungary is effective and replaces the previous code, Act No. 4 of 1959 (the “Old Civil Code”). There are, however, several provisions regarding the transition from the Old Civil Code to the New Civil Code. In accordance with such transitional provisions, any legal relationships arising after March 15, 2014, or actions taken pursuant to any contract or other arrangement after March 15, 2014 are, with certain exceptions, governed by the New Civil Code. With respect to any legal declarations (and any legal relationships created by such declarations) made or actions taken pursuant to any contract or other arrangement concluded before March 15, 2014, the Old Civil Code will govern such relationships and actions, even if the legal relationship continues, or the act takes place, after March 15, 2014. As of March 15, 2014, several other laws went into effect in line with the New Civil Code, such as the Act on asset managers of trusts and rules related to their activities, the Act on collective investment forms and its managers and the Act on the registration of collaterals.

As of November 15, 2013, rules related to the compulsory tendering of gambling concessions were modified. As a result of the modification, in case of an offer from a reliable gambling organizer, the responsible minister may execute a concession agreement without a concession tender, provided that the reliable gambling organizer undertakes to pay the double amount of the statutory concession fee.

European Union

On May 1, 2014, the moratorium on the prohibition of the purchase of land by citizens of the EU (other than Hungarians) will expire, and simultaneously, the new Act on trade of arable lands and forests will govern the sale or lease of land. This Act stipulates the order of persons having a right of first refusal for both purchasing and leasing land, creates the legal institution of local land committees who will review purchase agreements before the registration of the transfer of title, and provides that only local farmers or agricultural cooperatives are entitled to purchase or lease—within limitations—arable lands and forests.

The Economy

Projection of the European Commission

According to the latest European Economic Forecast published in February 2014 by the European Commission, the European Commission expects Hungarian GDP will increase by 2.1% in 2014 and 2.1% in 2015.

The following table sets forth the GDP growth rate of Hungary and the EU projected by the European Commission.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2015
	(%)
Hungary	1.1	1.6	(1.7)	1.1	2.1	2.1
European Union	2.0	1.7	(0.4)	0.1	1.5	2.0

Source: European Commission

According to the projection of the European Commission, the general government deficit (including local governments) according to ESA methodology will amount to 3.0% of GDP in 2014 and 2.9% of GDP in 2015. The general government debt to GDP ratio is projected to increase from 77.8% in 2013 to 79.1% in 2014 and then decrease to 78.9%.

The following table sets forth the general government deficit (or surplus) and debt to GDP rate of Hungary and the EU projected by the European Commission.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2015
	(% of GDP)
Deficit (surplus) of Hungary	4.3	(4.3)	2.0	2.4	3.0	2.9
Debt of Hungary	82.2	82.1	79.8	77.8	79.1	78.9
Debt of the European Union	80	82.9	86.6	89.4	89.7	89.5

Source: European Commission

The following table sets forth the general government deficit and debt to GDP rate of Hungary and certain member states of the EU as projected by the European Commission.

	General government deficit in 2013	General government debt as of the end of 2013
	(% of GDP)
Austria	1.7	74.6
Czech Republic	2.7	46.1
France	4.2	93.9
Germany	0.1	79.6
Hungary	2.4	77.8
Ireland	7.2	122.3
Italy	3.0	132.7
Poland	4.4	57.8
Slovakia	2.5	54.3
Spain	7.2	94.3
United Kingdom	6.3	91.4
European Union	3.5	89.4

Source: European Commission

Gross Domestic Product

The following table presents nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

Gross Domestic Product

	For the year ended December 31,
	2009	2010	2011	2012	2013(4)
GDP	25,626.5	26,513.0	27,635.4	28,048.1	29,114.4
Annual real GDP growth rate (%)(1)	(6.8)	1.1	1.6	(1.7)	1.1
Per capita GDP (in HUF)	2,554,734.7	2,647,510.9	2,767,494.9	2,824,031.4	2,938,239.9
U.S. Dollar Equivalents:
GDP (USD billions)	126.7	127.4	137.5	124.5	130.1
Per Capita GDP (USD)	12,631.0	12,719.4	13,772.4	12,530.8	13,134.6

Source: CSO

Notes:

(1)                                 Data not adjusted for calendar-day effect.

(2)                                 Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

(3)                                 Calculated according to population as of the beginning of the corresponding year.

(4)                                 Preliminary data.

In 2009, GDP decreased by 6.8%, mainly as a result of deteriorating global economic activity. In 2010 and 2011, GDP increased by 1.1% and 1.6%, respectively; the slow global economic growth rate played a significant role in the relatively low economic growth rate of Hungary. In 2012, GDP decreased by 1.7%, partly as a result of the European economic slowdown.

In 2013, GDP increased by 1.1% according to data not adjusted for calendar-day effect. Value added by the agricultural industry grew significantly as a result of favorable weather conditions, with the sector increasing by 22.0%. As external demand strengthened, value added by the manufacturing sector increased by 0.8%. The construction sector expanded by 7.4% mainly as a result of infrastructural projects. The value added by the service sector increased by 0.2%. The unemployment rate was still relatively high, and, as a result, domestic demand was weak.

Domestic use grew by 0.8% in 2013. Consumption increased by 0.5%. Gross fixed capital formation grew by 5.9% as a result of improving investor sentiment. Gross capital formation increased by 2.1%, partly as a result of decrease in inventories. Net exports increased the 0.8% growth of domestic use to a 1.1% increase of GDP. Exports and imports both grow by 5.3%, as a result net exports increased.

The following table shows the sector composition of GDP in each of the periods indicated:

Sector Composition of GDP

	For the year ended December 31,
	2009	2010	2011	2012	2013(1)
	(% of contribution)
Agriculture, forestry and fishing	3.0	3.0	3.9	4.0	4.0
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	20.9	22.2	22.2	22.4	21.8
Of which:
Manufacturing	17.0	18.5	18.8	19.0	19.0
Construction	4.1	3.5	3.4	3.2	3.4
Services, total	56.5	55.6	55.2	54.2	54.5
Of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	10.0	9.9	10.0	9.6	9.4
Transportation and storage	4.9	5.1	5.3	5.2	5.3
Information and communication	4.7	4.4	4.4	4.4	4.3
Financial and insurance activities	4.1	4.0	3.9	3.7	4.1
Real estate activities	7.7	7.5	7.5	7.5	7.2
Professional, scientific and technical activities; administrative and support service activities	7.1	7.2	7.2	7.1	7.1
Public administration and defense; compulsory social security; education; human health and social work activities	15.6	15.1	14.5	14.5	14.8
Arts, entertainment and recreation, repair of household goods and other services	2.5	2.5	2.4	2.3	2.4
Taxes, less subsidies on products	15.5	15.6	15.2	16.2	16.2
GDP, total	100.0	100.0	100.0	100.0	100.0

Source: CSO

(1)                                 Preliminary data.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:

Inflation

	2009	2010	2011	2012	2013
	(%)
CPI (yearly average)	4.2	4.9	3.9	5.7	1.7
CPI (year-on-year)	5.6	4.7	4.1	5.0	0.4
PPI (yearly average)	4.9	4.5	4.2	4.3	0.7
PPI (year-on-year)	1.3	8.1	7.5	(1.8)	0.5

Source: CSO

The rate of inflation has generally been declining since the change in monetary regime in May 2001. The inflation rate declined to 2.9% in March 2009, but increased again, reaching 6.4% in January 2010 mainly as a result of VAT and excise duty changes. The inflation rate decelerated to 3.7% in August 2010 as the effect of changes in VAT and excise duties phased out. The inflation rate increased to 4.2% in November 2010, mainly as a result of increasing energy and food prices. The yearly average inflation for the year 2010 reached 4.9%. The inflation rate decreased to 3.1% in July 2011, mainly as a result of lower energy, food, fuel, alcoholic beverage and tobacco price dynamics. The inflation rate increased to 4.1% in December 2011, mainly as a result of higher energy, alcoholic beverage and tobacco price dynamics. The inflation rate grew to 5.0% in December 2012, mainly as a result of tax increases, high food and energy prices. The inflation rate dropped to 0.4% in December 2013 and to 0.0% in January 2014 mainly as a result of lower global food and energy price inflation and a decrease in public administered prices including electricity, gas and water supply.

The following table sets forth the real effective exchange rate of the forint for the periods indicated.

REER CPI
(2000 = 100%)
2009	72.3
2010	73.2
2011	79.0
2012	72.5
2013	75.5
2014	75.9

Source: NBH

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

Wages

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(%)
Nominal net wage index	1.8	6.8	6.4	2.1	4.9
Real net wage index	(2.3)	1.8	2.4	(3.4)	3.1

Source: CSO

In 2009, real wages dropped by 2.3%, primarily as a result of a strict income policy in the public sector. In 2010, there was a 1.8% increase in net real wages, mainly as a result of a lower tax burden. In 2011, net real wages grew by 2.4%. In 2012, net real wages dropped by 3.4%, partly as a result of accelerating inflation. In 2013 net real wages grew by 3.1%, partly as a result of decelerating inflation.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Unemployment

	For the year ended December 31,
	2009	2010	2011	2012	2013(2)
	(annual average, %)
Employed	49.2	49.2	49.7	50.6	51.6
Unemployed	5.5	6.2	6.1	6.2	5.9
Unemployment rate(1)	10.0	11.2	10.9	10.9	10.2

Source: CSO

Note:

(1)                                 Based on the international sampling methodology pursuant to the guidelines of the International Labour Organization.

The unemployment rate in 2009 (calculated using the guidelines of the International Labour Organization) amounted to 10.0%, and in 2010 the unemployment rate reached 11.2%, primarily as a result of lay-offs, especially in the private sector. In 2011, the unemployment rate decreased slightly to 10.9%. In 2012, the unemployment rate remained at 10.9%. During 2013, the unemployment rate decreased significantly to 10.2%, government measures replacing social aid with public employment contributed significantly to the drop in the unemployment rate.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Composition of Employment by Sector

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of persons)
Agriculture, forestry and fishing	175.8	171.8	185.1	200.3	192.7
Mining and quarrying	8.5	11.1	11.1	9.0	8.2
Manufacturing	794.6	786.6	809.0	802.1	826.6
Electricity, gas, steam and air conditioning supply	38.8	37.3	38.1	35.5	32.4
Water supply, sewerage, waste management and remediation activities	45.3	48.1	51.6	64.0	62.0
Construction	293.3	277.6	264.0	245.9	249.1
Wholesale and retail trade; repair of motor vehicles and motorcycles	549.2	539.8	545.7	544.3	536.6
Transportation and storage	254.3	259.0	259.2	261.4	263.1
Accommodation and food service activities	152.8	154.5	163.5	164.0	159.9
Information and communication	91.0	96.3	91.8	104.2	110.7
Financial and insurance activities	95.5	91.0	91.8	93.9	97.3
Real estate activities	19.9	21.0	21.5	23.4	20.6
Professional, scientific and technical activities	138.1	139.0	137.9	133.3	151.0
Administrative and support service activities	116.3	110.3	114.2	133.5	137.6
Public administration and defense; compulsory social security	304.7	317.2	309.6	326.8	365.9
Education	319.1	323.9	316.9	314.6	313.6
Human health and social work activities	239.6	251.6	255.0	266.1	265.5
Arts, entertainment and recreation	58.4	60.2	62.8	62.8	54.8
Other activities	86.7	84.9	83.2	92.8	90.9
Total	3,781.9	3,781.2	3,811.9	3,877.9	3,938.4

Source: CSO

Principal Sectors of the Economy

Industry

The following table indicates the gross production indices by industry sector for the periods indicated:

Gross Production Indices by Industry(1)

For the year ended December 31, 2013
(corresponding period of the previous year = 100)
Agriculture, forestry and fishing	122.0
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	99.8
Of which:
Manufacturing	100.8
Construction	107.4
Services, total	100.2
Of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	99.7
Transportation and storage	101.8
Information and communication	100.4
Financial and insurance activities	98.5
Real estate activities	96.8
Professional, scientific and technical activities; administrative and support service activities	100.9
Public administration and defense; compulsory social security; education; human health and social work activities	101.4
Arts, entertainment and recreation, repair of household goods and other services	103.5
Taxes, less subsidies on products(2)	n/a
GDP, total	101.1

Source: CSO

Notes:

(1)           Data unadjusted for calendar-day effect.

(2)           For these items the volume index is not applicable.

Industry

In 2013, industrial gross production increased by 1.4%, and total sales grew by 2.0%. In the last five years, industrial export sales amounted to approximately half of the total sales of the sector. In 2013, export sales increased by 4.9%, while domestic sales fell by 1.8%. In 2013, more than 90% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.4% of the total industry’s production, and the value of production of electricity, gas, steam and air conditioning supply amounted to 5.7% of the total industrial production.

Manufacturing

In 2013, gross production in the manufacturing sector increased by 2.0% and total sales grew by 2.2%. In 2013, export sales in manufacturing increased by 3.7%, while domestic sales declined by 1.7%. In 2013, approximately 40% of the manufacturing production was attributable to the manufacturing of computer, electronic and optical products and the manufacturing of transportation equipment.

Manufacture of Computer, Electronic and Optical Products

In 2013, gross production in this subsector fell by 12.3%, and total sales decreased by 12.8%. In 2013, export sales in this subsector decreased by 12.5%, and domestic sales fell by 18.4%.

Manufacture of Transport Equipment

In 2013, gross production in this subsector grew by 19.0%, and total sales increased by 18.6%. In 2013, export sales in this subsector increased by 18.4%, while domestic sales grew by 21.2%.

Construction

In 2013, the output of the construction sector increased by 9.6% compared to 2012, mainly as a result of a growth in the construction of commercial and office buildings, and infrastructural developments. Compared to 2012, the construction of buildings grew by 10.4%, while civil engineering works increased by 8.6%.

Service Industries

In 2013, three out of eight subsectors contracted. The subsectors of (i) Real estate activities, (ii) Financial and insurance activities and (iii) Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities dropped by 3.2%, 1.5% and 0.3%, respectively. The subsectors of (i) Information and communication and (ii) Professional, scientific and technical activities; administrative and support service activities increased by 0.4% and 0.9%, respectively. The subsectors of (i) Public administration and defense; compulsory social security; education; human health and social work activities, (ii) Transportation and storage and (iii) Arts, entertainment and recreation, repair of household goods and other services grew by 1.4%, 1.8% and 3.5% , respectively

The following table sets forth the composition of the service industry per individual subsector for the periods indicated:

Composition of Service Industry per Subsector

For the year ended December 31, 2013
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	17.3
Transportation and storage	9.7
Information and communication	7.9
Financial and insurance activities	7.5
Real estate activities	13.2
Professional, scientific and technical activities; administrative and support service activities	13.0
Public administration and defense; compulsory social security; education; human health and social work activities	27.1
Arts, entertainment and recreation, repair of household goods and other services	4.4
Services, total	100.0

Source: CSO

Agriculture

The amount of harvested grain increased from 10.4 million tons in 2012 to 13.5 million tons in 2013 due to relatively favorable weather conditions. In 2013, production of maize amounted to 6.7 million tons, and production of wheat amounted to 5.0 million tons. Among the grains, the average yield of maize increased by 34.0% compared to the previous year, but dropped by 13.0% compared to the average of the previous five years. The average yield of wheat grew by 23.5% compared to 2012. Compared to the 2008 to 2012 average, the average yield of wheat in 2013 increased by 12.7%. In 2013, the total amount of sugar beet and potatoes harvest fell by 0.3% and 19.1%, respectively, compared to the harvested amounts in the year 2012. The total amount of harvested sunflower, rapeseed and alfalfa hay increased by 11.6%, 26.5% and 20.6%, respectively.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The following table sets out the balance of payments of Hungary for the periods indicated:

Balance of Payments

	For the year ended December 31,				First Quarter of	Second Quarter of	Third Quarter of
	2009	2010	2011	2012	2013	2013	2013
	(EUR millions)
I. Current account, credit	77,442.7	88,146.6	97,474.3	98,845.3	24,381.8	25,392.5	25,680.8
debit	77,645.2	87,938.4	97,028.8	97,829.0	23,715.5	24,780.2	24,616.5
net	(202.5)	208.3	445.5	1,016.3	666.3	612.3	1,064.4
1. Goods, net	2,341.4	2,445.1	3,111.6	3,550.9	1,091.9	1,078.6	1,326.7
1.1. Exports	57,358.0	66,925.9	74,471.4	75,653.8	18,965.9	19,490.5	19,609.3
1.2. Imports	55,016.6	64,480.9	71,359.8	72,102.9	17,873.9	18,411.9	18,282.6
2. Services total, credit	13,309.4	14,584.7	15,809.8	15,867.5	3,596.9	4,016.9	4,289.4
debit	11,322.9	11,709.5	12,637.2	12,460.1	2,784.4	3,070.2	3,233.1
net	1,986.5	2,875.2	3,172.5	3,407.4	812.4	946.6	1,056.3
3. Income, credit	4,315.2	4,160.6	4,479.2	4,590.3	1,093.5	1,085.1	1,059.3
debit	9,250.1	9,649.4	10,898.8	10,952.9	2,317.2	2,715.9	2,525.6
net	(4,934.9)	(5,488.9)	(6,419.6)	(6,362.6)	(1,223.7)	(1,630.8)	(1,466.2)
4. Current transfers, credit	2,460.1	2,475.4	2,714.0	2,733.7	725.5	800.1	722.8
debit	2,055.7	2,098.5	2,133.0	2,313.2	739.9	582.2	575.2
net	404.5	376.9	581.0	420.5	(14.3)	217.9	147.6
II. Capital account, credit	1,723.9	2,294.5	2,472.2	2,620.4	609.3	971.6	607.6
debit	652.6	557.2	143.9	108.7	5.2	90.7	8.0
net	1,071.3	1,737.4	2,328.4	2,511.7	604.1	880.8	599.6
5. Capital transfers, credit	1,716.1	2,264.5	2,442.4	2,526.5	598.5	948.2	606.2
debit	47.1	256.5	15.3	17.2	3.5	5.2	7.3
net	1,669.0	2,008.0	2,427.1	2,509.3	595.0	943.0	599.0
6. Acquisition/disposal of non-produced, non-financial assets, credit	7.8	30.0	29.8	93.9	10.8	23.4	1.4
debit	605.6	300.6	128.6	91.5	1.7	85.5	0.7
net	(597.8)	(270.6)	(98.8)	2.4	9.1	(62.2)	0.7
III. Financial account(1)	4,942.6	1,800.5	2,823.0	(8,296.8)	471.7	(2,864.0)	(4,851.1)
7. Direct investment, net	128.2	787.1	662.9	2,043.6	344.7	(864.2)	(712.8)
7.1. Abroad	(1,347.9)	(887.6)	(3,146.0)	(8,646.3)	(339.3)	(154.8)	1,063.6
7.1.1. Equity capital and reinvested earnings, net	(863.3)	(953.7)	(278.8)	(12,286.7)	(144.9)	(258.4)	914.1
7.1.1.1. Equity capital, net	(765.7)	(870.6)	(342.7)	(11,415.2)	(130.2)	(172.3)	1,165.2
7.1.1.2. Reinvested earnings, net	(97.7)	(83.1)	63.9	(871.5	(14.7)	(86.1)	(251.1)
7.1.2. Other capital, net	(484.5)	66.2	(2,867.1)	3,640.3	(194.4)	103.5	149.5
7.1.2.1. Assets, net	(763.9)	121.1	(2,775.3)	3,355.9	(141.5)	22.3	5.8
7.1.2.2. Liabilities, net	279.4	(55.0)	(91.9)	284.4	(52.9)	81.2	143.6
7.2. In Hungary	1,476.1	1,674.7	3,808.8	10,689.9	684.0	(709.3)	(1,776.4)

	For the year ended December 31,				First Quarter of	Second Quarter of	Third Quarter of
	2009	2010	2011	2012	2013	2013	2013
	(EUR millions)
7.2.1. Equity capital and reinvested earnings, net	(1,810.1)	2,968.5	4,399.5	5,237.7	500.5	(968.4)	1,000.7
7.2.1.1. Equity capital, net	(1,618.3)	3,154.6	3,158.4	3,914.6	302.5	565.5	(178.4)
7.2.1.2. Reinvested earnings, net	(191.8)	(186.1)	1,241.1	1,323.2	198.0	(1,533.9)	1,179.1
7.2.2. Other capital, net	3,286.2	(1,293.8)	(590.7)	5,452.2	183.5	259.1	(2,777.1)
7.2.2.1. Assets, net	(4,074.3)	261.4	(443.9)	7,202.0	(1,458.1)	(827.4)	(806.5
7.2.2.2. Liabilities, net	7,360.5	(1,555.2)	(146.8)	(1,749.8)	1,641.6	1,086.5	(1,970.6)
8. Portfolio investment	(3,592.0)	(138.0)	6,578.5	1,789.8	1,507.1	1,077.9	(756.1)
8.1. Assets, net	(737.8)	(376.4)	1,623.6	725.3	234.1	22.3	74.4
8.1.1. Equity securities, net	(799.6)	(505.7)	1,623.8	669.1	173.9	20.2	80.8
8.1.2. Bonds and notes, net	81.3	117.4	10.5	112.8	48.9	(26.3)	(29.0)
8.1.3. Money market instruments, net	(19.5)	11.8	(10.7)	(56.5)	11.3	28.5	22.7
8.2. Liabilities, net	(2,854.2)	238.4	4,954.9	1,064.4	1,273.1	1,055.6	(830.5)
8.2.1. Equity securities, net	504.2	(145.7)	226.0	877.3	241.9	(58.1)	125.0
8.2.2. Bonds and notes, net	(3,505.8)	(268.6)	3,167.5	1,060.8	1,044.6	164.5	(493.1)
8.2.3. Money market instruments, net	147.3	652.7	1,561.4	(873.7)	(13.4)	949.2	(462.4)
9. Financial derivatives	641.1	624.9	(787.1	279.1	228.2	53.3	111.9
9.1. Assets, net	5,627.3	4,919.1	5,015.2	4,669.4	1,201.8	840.2	743.9
9.2. Liabilities, net	(4,986.2)	(4,294.2)	(5,802.3)	(4,390.3)	(973.6)	(786.9)	(632.0)
10. Other investment, net	7,765.3	526.6	(3,631.3)	(12,409.2)	(1,608.3)	(3,131.0)	(3,494.2)
10.1. Assets, net	(423.6)	92.6	1,742.0	2,008.1	227.4	(123.0)	342.8
10.1.1. Short-term, net	(983.9)	(1,224.6)	630.9	900.5	81.9	(305.0)	(170.9)
10.1.2. Long-term, net	560.3	1,317.2	1,111.0	1,107.5	145.5	182.0	513.7
10.2. Liabilities, net	8,188.9	434.0	(5,373.2)	(14,417.3)	(1,835.7)	(3,008.0)	(3,837.0)
10.2.1. Short-term, net	(108.7)	3,821.2	(710.4)	(6,904.1)	516.4	(999.4)	(431.9)
10.2.2. Long-term, net	8,297.6	(3,387.2)	(4,662.9)	(7,513.2)	(2,352.1)	(2,008.6)	(3,405.1)
IV. Net errors and omissions	(325.4)	(728.3)	(1,723.2)	1,417.5	103.0	714.6	(130.3)
V. Overall balance	5,485.9	3,017.9)	3,873.6	(3,351.3)	1,845.1	(656.3))	(3,317.5)
VI. International reserves	(5,485.9)	(3,017.9)	(3,873.6)	3,351.3	(1,845.1)	656.3	3,317.5

Source: NBH

Note:

(1)                                 Excluding international reserves.

The current account surplus of EUR 446 million in 2011 increased to EUR 1,016 million in 2012, largely due to an increase in net exports. During 2012, net direct investment was positive, and the net inflow was EUR 2,044 million.

In the first three quarters of 2013, the current account showed a surplus of EUR 2,343 million compared to a surplus of EUR 1,007 million in the first three quarters of 2012.

Foreign Trade

The following tables set forth Hungary’s trade in goods by territory for the periods indicated:

Exports

	European Union countries		Non-EU countries	Total	EU-15	Countries joining the EU after 2004		Asian countries	American countries
	(EUR millions)
2009	46,652		12,487	59,139	34,982	11,670		3,272	1,799
2010	55,305		16,144	71,449	40,783	14,522		4,613	2,143
2011	60,879		19,099	79,978	43,183	17,696		6,021	2,364
2012	60,737		19,215	79,952	42,917	17,820		5,118	2,956
2012	62,003	(1)	17,949	79,952	42,917	19,087	(1)	5,118	2,956
2013	63,042	(1)	18,677	81,719	44,419	18,622	(1)	4,905	3,604

Source: CSO

Note:

(1)                                 Including Croatia.

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2009	4,271	1,301	1,523	16,314	35,729	59,139
2010	4,955	1,732	2,024	19,724	43,014	71,449
2011	6,020	2,436	2,898	23,418	45,205	79,978
2012	6,526	2,733	3,234	24,852	42,606	79,952
2013	6,605	2,519	2,944	26,075	43,576	81,719

Source: CSO

Imports

	European Union countries		Non-EU countries	Total	EU-15	Countries joining the EU after 2004		Asian countries	American countries
	(EUR millions)
2009	38,089		17,313	55,401	29,617	8,471		9,846	1,530
2010	44,731		21,203	65,934	33,718	11,013		12,154	1,645
2011	50,593		22,324	72,917	37,254	13,339		10,589	2,386
2012	51,615		21,682	73,297	38,210	13,406		9,558	2,577
2012	51,957	(1)	21,341	73,297	38,210	13,747	(1)	9,558	2,577
2013	53,519	(1)	21,192	74,710	38,601	14,918	(1)	8,930	2,775

Source: CSO

Note:

(1)                                 Including Croatia.

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2009	3,046	897	6,055	17,893	27,510	55,401
2010	3,270	1,385	7,064	21,014	33,201	65,934
2011	3,893	1,871	9,013	24,370	33,769	72,917
2012	3,881	1,855	9,514	24,526	33,522	73,297
2013	3,822	1,768	9,389	25,569	34,163	74,710

Source: CSO

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 77% of Hungary’s exports and 72% of imports in 2013.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:

Foreign Direct Investment

	Year ended December 31,				First quarter	Second quarter	Third quarter
	2009	2010	2011	2012	of 2013	of 2013	of 2013
Direct investment
Abroad	(1,347.9)	(887.6)	(3,146.0)	(8,646.3)	(338.8)	(130.1)	1,063.6
Equity capital and reinvested earnings, net	(863.3)	(953.7)	(278.8)	(12,286.7)	(144.9)	(264.6)	914.1
Other capital, net	(484.5)	66.2	(2,867.1)	3,640.3	(193.9)	134.5	149.5
In Hungary	1,476.1	1,674.7	3,808.8	10,689.9	708.0	(644.7)	(1,776.4)
Equity capital and reinvested earnings, net	(1,810.1)	2,968.5	4,399.5	5,237.7	497.2	(1,014.0)	1,000.7
Other capital, net	3,286.2	(1,293.8)	(590.7)	5,452.2	210.9	369.2	(2,777.1)
Net direct investment	128.2	787.1	662.9	2,043.6	369.2	(774.9)	(712.8)

Source: NBH

In 2009, the volume of net FDI was close to zero, and the net inflow was EUR 128 million. The contraction in 2009 was primarily the result of credit constraints and deteriorating investor confidence and economic performance in Hungary as a result of the global financial crisis. In 2010, the volume of net FDI inflow was positive, although modest compared to the volume in the years preceding 2006. In 2011, the volume of net FDI was positive, and the net inflow was EUR663 million. In 2012, the volume of net FDI reached an inflow of EUR 2,044 million. As of December 31, 2012, the cumulative FDI was EUR 93.1 billion, which constituted 95% of the GDP in 2012.

The first three quarters of 2013 showed a negative net direct investment in the amount of EUR 1,118 million. The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the six months ended June 30, 2013 as compared to the same period in 2012:

Foreign Direct Investment

	Nine months ended September 30,
	2012	2013	Change
	(EUR millions)		(%)
Direct investment, net	744.1	(1,118.5)	(150.3)
Abroad, net	(5,918.9)	594.6	(10.0)
Equity capital and reinvested earnings, abroad, net	(7,806.6)	504.6	(6.5)
Equity capital, abroad, net	(7,218.2)	854.6	(11.8)
Reinvested earnings, abroad, net	(588.4)	(350.0)	59.5
Other capital, abroad, net	1,887.7	90.1	4.8
Assets, net	1,658.2	(80.3)	(4.8)
Liabilities, net	229.5	170.4	74.2
In Hungary, net	6,663.0	(1,713.1)	(25.7)
Equity capital and reinvested earnings, in Hungary, net	2,012.2	483.9	24.0
Equity capital, in Hungary, net	2,003.5	710.7	35.5
Reinvested earnings, in Hungary, net	8.7	(226.8)	(2,597.0)
Other capital, in Hungary, net	4,650.7	(2,197.0)	(47.2)
Assets, net	6,355.3	(2,974.7)	(46.8)
Liabilities, net	(1,704.5)	777.7	(45.6)

Source: NBH

During the nine-month period ended September 30, 2013, the balance of net direct investment showed an outflow of EUR 1,118 million compared to the EUR 744 million net inflow during the same period of 2012.

Direct investment abroad in the first nine months of 2013 generated a net inflow of EUR 595 million, while in the same period in 2012 direct investment abroad generated a net capital outflow of EUR 5,919 million. The turning of the outflow into an inflow was primarily a result of the EUR 855 million net capital inflow with respect to net equity capital abroad in the first nine months of 2013, while net equity capital abroad in the same period of 2012 generated EUR 7,218 million capital outflow. With respect to net other capital abroad, there was a net capital inflow of EUR 90 million in the first nine months of 2013, while during the same period of 2012 the net capital inflow with respect to net other capital abroad amounted to EUR 1,888 million. In the first nine months of 2013, there was a net capital outflow of EUR 350 million with respect to reinvested earnings abroad, while during the same period in 2012 there was a net capital outflow of EUR 588 million with respect to reinvested earnings abroad.

Direct investment in Hungary in the first nine months of 2013 generated a net outflow of EUR 1,713 million, while in the same period in 2012 direct investment in Hungary generated a net capital inflow of EUR 6,663 million. The turning of the inflow into an outflow was primarily a result of a net capital outflow with respect to net other capital in Hungary of EUR 2,197 million in the first nine months of 2013, while during the same period in 2012, the net capital inflow with respect to net other capital in Hungary amounted to EUR 4,651 million. The EUR 711 million net capital inflow with respect to net equity capital movements in Hungary in the first nine months of 2013 was lower than the net equity capital movements in Hungary in the same period of 2012, generating EUR 2,004 million capital inflow. In the first nine months of 2013, there was a net capital outflow of EUR 484 million with respect to reinvested earnings in Hungary, while during the same period in 2012 there was a capital inflow of EUR 2,012 million with respect to reinvested earnings in Hungary.

Foreign Exchange Reserves

As of January 31, 2014, Hungary’s gold reserves were approximately EUR 90.7 million, and foreign exchange reserves were approximately EUR 34,021.4 million.

MONETARY AND FINANCIAL SYSTEM

Monetary Policy

According to the latest Quarterly Report on Inflation, published on December 19, 2013, there is a high probability of achieving the 2014 and 2015 inflation target. In addition to expected low domestic demand, the planned cuts in public administered prices would push inflation downwards, although certain planned tax increases would increase inflation. In the Quarterly Report on Inflation, the NBH estimated that the average annual inflation for 2014 and 2015 would be 1.3% and 2.8%, respectively, which is in line with the 3% long-term inflation target rate.

Interest Rate Policy

The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by the monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation. The NBH two-week base rate as of December 31, 2013 was 3.00%, and the Real Rate(*) was 2.6%.

Money Supply

The following table provides information about the composition of the money supply as of the dates indicated:

Money Supply

	For the year ended December 31,					January 31,
	2009	2010	2011	2012	2013	2014
	(HUF billions)
M1(1)	6,122	6,635	7,343	7,297	8,899	8,567
Deposits with agreed maturity of up to two years	8,233	7,716	8,026	7,882	6,949	6,972
M2(2)	14,354	14,351	15,369	15,179	15,848	15,539
Repos and money market units	1,610	2,090	2,049	1,658	2,083	1,981
M3(3)	15,964	16,441	17,418	16,837	17,931	17,519

Source: NBH

Notes:

(1)   Consists of currency in circulation outside monetary financial institutions plus overnight deposits.

(2)   Consists of M1 plus deposits with fixed terms of up to two years.

(3)   Consists of M2 plus repos, money market funds and debt securities with maturities of up to two years.

(*)                                 Calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end)-1, where interest rates are expressed as decimal numbers

Recent Developments in Monetary Policy

As of March 4, 2014, the central bank base rate was 2.70%.

With respect to the Funding for Growth Scheme, which is aimed at helping small firms borrow more to invest, of the originally announced amount of HUF 750 billion to be allocated to this program, an amount of HUF 701 billion (93.5%) was allocated. Funds allocated in the first pillar (collateralized refinancing loans) amounted to HUF 472 billion and funds allocated in the second pillar (refinancing loans to convert foreign currency loans of small and medium-sized enterprises into forint loans) amounted to HUF 229 billion.

On September 11, 2013, the Monetary Council decided to extend the scheme. According to the decision additional funds will be allocated in the amount of HUF 500 billion, and the Monetary Council can increase the amount to HUF 2,000 billion taking into account the macroeconomic and credit conditions and financial market environment. At least 90% of the funds will be allocated for the first pillar financing new loans.

Exchange Rate Policy

In the first two months of 2013, the forint was relatively stable versus the Euro. In the third month of the year, the forint weakened significantly versus the Euro. The expiration of the term of Mr. András Simor, the previous governor of the NBH, caused increased perceived risks concerning the predictability of the monetary policy of Hungary. After Mr. György Matolcsy was appointed as governor of the NBH, he confirmed that the NBH would conduct a cautious monetary policy. The forint strengthened significantly after the announcement. In the first two months of 2014, the forint weakened versus the Euro mainly as a result of less favorable global investor sentiment.

The Hungarian Banking System

Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises, was in effect between January 1, 1997 and December 31, 2013, and endeavored to facilitate harmonization of the Hungarian banking system with EU uniform banking standards. As of January 1, 2014, the new Act CCXXXVII of 2013 on Credit Institutions and Financial Enterprises went into effect, which implements the relevant EU legislation of “Basel III”.

Supervision of the Hungarian Banking System

Supervision of banking activities in Hungary has improved as the banking system has developed. Prior to October 1, 2013 the NBH supervisory responsibilities had largely been transferred to the Hungarian Financial Supervisory Authority (“HFSA”), with the NBH retaining a more limited supervisory role. After October 1, 2013 the HFSA and NBH merged, and as a result the NBH is responsible for the supervision of the banking system.

Structure of the Hungarian Banking System

The total assets of Hungarian credit institutions amounted to HUF25,505.2 billion as of December 31 2013.

The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

Banking System—Selected Indicators

	Banking survey (% change, year on year)
	2009	2010	2011	2012	2013	As of January 31, 2014
Domestic credit	(10.4)	2.9	0.6	(13.6)	(4.8)	(2.2)
Credits to enterprises	(10.1)	(0.8)	1.9	(10.5)	(3.4)	(3.1)
Credits to households	(5.6)	9.3	(0.9)	(14.9)	(5.4)	(3.4)
Broad money (M3)	1.8	3.0	5.9	(3.3)	6.5	4.9

Source: NBH

As of December 31, 2013, Hungarian co-operative credit institutions held aggregate total assets of HUF1,711.7 billion.

On February 26, 2014, the Government declared that the merger of Magyar Takarékbank Zrt and the Hungarian Co-operative Credit Investment and Asset Management Pte. Ltd. has national strategic importance, and therefore the approval of the Hungarian Competition Authority is not required for the merger. On March 10, 2014 the Hungarian Development Bank Ltd. and the Hungarian Post announced they will sell their 54.8% share in Magyar Takarékbank Zrt. to Magyar Takarék. Co-operative credit institutions own the majority of the shares of Magyar Takarék, while FHB Jelzálogbank Nyrt. (a Hungarian bank) owns 25% of the shares of Magyar Takarék. Országos Takarékszövetkezeti Szövetség initiated legal proceedings against the Hungarian State claiming that the measures of the Hungarian State integrating and nationalizing the Hungarian savings co-operatives qualify as unlawful expropriation.

The following table sets forth the capital adequacy ratio (CAR), the share of direct foreign ownership, the NPL ratio (the amount of loans more than 90 days delinquent in the household segment compared to total amount of loans in the household segment), the total amount of loans to residents and the total amount of deposits of residents in the Hungarian banking sector for the periods indicated.

	As of December 31 of the year
	2009	2010	2011	2012	2013
	(%)
Capital Adequacy Ratio (CAR)	13.1	13.0	13.0	15.8	17.4
Share of foreign ownership	86.0	86.4	89.1	91.2	88.5
Non-performing loans (NPL)	7.0	10.1	12.9	16.3	18.8

	(HUF billions)
Total capital owned by foreign entities	439.9	453.0	593.1	800.9	723.9
Total amount of deposits from residents	17,111.7	16,825.1	17,863.9	17,421.1	18,546.2
Total amount of loans to residents	21,959.9	22,615.5	23,343.7	20,268.6	19,573.4

Source: NBH

According to the latest Report on Financial Stability published in November 2013 by NBH, the Hungarian banking system is well capitalized. In case of the baseline scenario, practically every bank is able to meet the 8% regulatory criterion according to the report. In case of the stress scenario based on significant economic downturn, exchange rate and interest rate shocks as well as an increase in the coverage of non-performing loans two banks would need additional capital in the amount of a manageable HUF116 billion.

The following table sets forth the level of households loans denominated in local currency (HUF) and foreign currency (FX) as at the end of the periods indicated.

	As of December 31,
	2009	2010	2011	2012	2013
	(HUF billions)
HUF	2,649.0	2,813.8	3,000.1	3,184.8	3,149.4
FX	5,195.7	5,765.1	5,500.0	4,048.3	3,691.6

Source: NBH

The following table sets forth the transactions of households loans denominated in local currency (HUF) and foreign currency (FX) during the periods indicated.

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(HUF billions)
HUF	107.7	218.8	229.7	255.2	(7.3)
FX	(48.9)	(403.3)	(1,045.8)	(1,124.6)	(422.1)

Source: NBH

The following table sets forth the volume of external liabilities and the growth rate of external liabilities (compared to the volume as of the end of the previous year) of the Hungarian banking sector:

	As of December 31,
	2009	2010	2011	2012	2013
	(HUF billions)
External liabilities	10,460.2	9,881.7	9,306.6	6,806.5	5,765.2

	(%)
Growth rate of external liabilities	(6.7)	(5.5)	(5.8)	(26.9)	(15.3)

Source: NBH

As of December 31, 2013, external liabilities of the Hungarian banking sector amounted to HUF 5,765.2 billion. During the years 2009, 2010 and 2011, the amount of external liabilities decreased by 6.7%, 5.5% and 5.8%, respectively. During the year 2012 external liabilities fell by 26.9% partly as a result of the early prepayment scheme. During the year of 2013 external liabilities decreased by 15.3% partly as a result of the Funding for Growth Scheme.

Capital Markets

Stock Exchange

The following table sets forth selected indicators relating to the BSE as at the end of and for the periods indicated:

	For the year ended December 31,
	2009	2010	2011	2012	2013
Total spot turnover values (in USD millions)	14,188	15,931	10,869	6,773	6,107
Equities	13,310	15,117	9,926	6,548	5,925
Government bonds	388	533	662	5	0
Corporate bonds	4	6	11	5	1
Bonds of international institutions	—	—	—	—	—
Mortgage bonds	52	28	7	6	0
T-Bills	310	63	42	0	10
Investment funds	27	28	18	15	18
Compensation notes	0	0	0	0	0
Certificates	97	155	204	195	152
Total number of transactions	3,476,711	2,790,242	2,608,683	1,845,987	1,532,205
Equities	3,349,885	2,612,465	2,333,671	1,629,866	1,347,986
Government bonds	853	830	1,598	4	0
Corporate bonds	130	181	424	686	142
Bonds of international institutions	—	—	—	—	—
Mortgage bonds	1,369	537	425	319	197
T-bills	72	94	106	0	27
Investment funds	10,046	9,218	9,125	9,403	9,897
Compensation notes	1,107	616	497	289	795
Certificates	113,249	166,301	262,837	205,420	173,161
Average number of daily transactions	13,851	10,985	10,311	7,535	6,254
Average daily turnover (in USD millions)(1)	57	63	44	28	25
Average value per transaction (in USD thousands)(1)	4	6	4	4	4
Number of trading days	251	254	253	245	246
Total futures turnover (in USD millions)(1)	9,259	10,763	7,027	4,989	6,347
Budapest Stock Exchange Index “BUX”	1,258	2,272	1,002	398	194
Currencies	5,223	5,077	3,926	3,288	4,630
Shares	2,778	3,415	2,098	1,303	1,523
Interest rates	0	0	0	0	0
Number of transactions	466,346	578,139	410,212	219,785	157,492
Total options turnover (in USD millions)(1)	162	23	24	42	24
Equity options	0	0	0	0	0
Index options	0	0	0	0	0
Currency options	162	23	24	42	24
Number of trades (thousands)	665	94	167	178	111
Average exchange rate HUF/USD	202.26	208.15	200.94	225.37	223.70

Source: Budapest Stock Exchange

Note:

(1)                                 USD values have been calculated based on the EUR values of the Budapest Stock Exchange and the yearly average EUR/HUF and USD/HUF foreign exchange rates calculated by the NBH.

PUBLIC FINANCE

The information included in this document with respect to the budgets for 2011, 2012 and 2013 was derived from the budgets for 2011, 2012 and 2013 as calculated by the Ministry for National Economy (and prior to May 29, 2010, the Ministry of Finance) using data available in March 2014.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Budget Trends(1)

	General government balance, consolidated
	2009 Final	2010 Final	2011 Final	2012 Final	2013 Planned	2013 Preliminary	2014 Planned
	(HUF billions)
GFS method
Revenues	12,425.4	12,417.5	12,939.6	13,481.2	14,647.6	14,093.8	15,242.9
Privatization receipts	4.1	7.0	2.6	1.6	2.7	20.9	1.9
Revenues (excluding privatisation receipts)	12,421.3	12,410.5	12,937.0	13,479.6	14,644.9	14,072.9	15,241.0
Expenditures	13,439.7	13,539.0	14,537.7	13,989.5	15,504.4	14,901.0	16,197.5
Balance (excluding privatization receipts)	(1,018.4)	(1,128.5)	(1,600.7)	(509.9)	(859.5)	(828.1)	(956.5)
Balance in % of GDP	(4.0)	(4.3)	(5.8)	(1.8)	(2.8)	(2.8)	(3.1)
General government balance—consolidated
ESA method
Revenues	12,017.8	12,082.5	14,999.5	13,060.5	14,120.6	13,993.4	14,661.1
Expenditures	13,204.9	13,226.4	13,804.5	13,632.0	14,953.1	14,681.7	15,548.5
Balance	(1,187.1)	(1,143.9)	1,194.9	(571.5)	(832.5)	(688.4)	(887.3)
Balance in % of GDP	(4.6)	(4.3)	4.3	(2.0)	(2.7)	(2.4)	(2.9)

Sources: CSO and Ministry of Finance

Note:

(1)                                 For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance—Methodology” in the Annual Report.

According to preliminary data available in March 2014, the general government deficit (local governments included) amounted to HUF828.1 billion (2.8% of GDP) for the year 2013, according to the GFS methodology. The general government deficit for the year 2013 (local governments included), according to the ESA methodology, was HUF688.4billion, equaling 2.4% of GDP for the year 2013.

The 2014 planned general government deficit (local governments included) is HUF956.5 billion (3.1% of GDP) according to the GFS methodology. The 2014 planned general government deficit (local governments included) is HUF887.3 billion (2.9% of GDP) according to the ESA methodology.

Recent developments

On November 26, 2013, the Parliament approved the principal figures of the budget for the year 2014. According to the decision, the total revenues of the general government will amount to HUF15,983 billion, and the total expenditures will amount to HUF16,968 billion. As a result, the general government deficit for the year 2014 will be HUF984 billion. The bill was approved on

December 17, 2013. According to the Budget Act for the year 2014 the remaining debt of local governments will be assumed by the end of February 2014.

On January 8, 2014, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the year 2013, in accordance with GFS methodology. The deficit reached HUF929.2 billion, equaling 3.2% of the preliminary GDP for the year 2013.

On January 14, 2014, Prime Minister Viktor Orbán announced that Hungary will construct two new nuclear plant blocks at Paks. According to the announcement, Russia will cooperate in the construction and financing of such nuclear plant blocks. The two parties agreed to a variable-rate loan of EUR 10 billion with a term of 21 years. The related international treaty between the Government of Hungary and the Government of the Russian Federation was approved by the Hungarian Parliament on February 6, 2014. Mr. Gábor Orbán, Secretary of State for National Economy announced on March 17, 2014 that the interest rate payable in the first, second and third seven-year periods of loan repayment is 4.5%, 4.8% and 4.95%, respectively. In the first, second and third seven-year periods, 25%, 35% and 40%, respectively, of the actually utilized loan amount shall be repaid in 14 equal installments.

On January 29, 2014, MVM purchased a 49.83% share in Fővárosi Gázművek Zrt. (a public utility company on the retail gas segment in Budapest) from RWE Gas International N.V. On the same day, the Government declared that this merger had national strategic importance.

On February 6, 2014, the Parliament—as the third level of reduction of public utility fees—approved an Act on amendments of acts relating to reduction of public utility fees and customer protection. According to the Act, gas prices will decline by 6.5% as of April 1, 2014; electricity prices will decline by 5.7% as of September 1, 2014; purchased heating prices will decline by 3.3% as of October 1, 2014.

On February 28, 2014, the central government assumed the remaining debt of local governments in the amount of HUF 471.7 billion.

Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the final budget for the years 2009, 2010, 2011, 2012 and 2013, and the planned and expected budgets for 2014:

Central Government Revenues and Expenditures(1)

	Revenues and expenditures of the central budget for the year ended December 31,
	2009 Final	2010 Final	2011 Final	2012 Final	2013 Preliminary	2014 Planned
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	597.2	343.9	352.0	390.0	427.1	477.0
DPTT	26.6	108.9	111.5	103.6	63.2	65.0
Gambling tax	66.7	53.4	51.6	52.4	30.9	33.0
Eco tax	23.9	23.5	23.5	24.1	22.5	24.8
Simplified business tax	169.7	181.9	172.3	146.5	110.0	67.0
Tax of small enterprises					10.1	45.4
Itemized tax of small taxpayers					28.3	78.0
Tax on public works					54.9	53.0
Other central payments	111.6	44.1	108.6	172.0	233.2	343.2
Other payments	21.7	36.3	32.0	18.0	22.9	21.3
Surtax on Financial Institutions	0.0	182.3	186.5	84.9	139.1	144.0
Surtax on Retail, Telecommunications and Energy Sectors	0.0	151.7	171.9	165.6	9.8	0.0
Total	1,017.5	1,125.8	1,209.9	1,157.2	1,152.1	1,351.7

Taxes on Consumption
Value added tax	2,168.5	2,313.6	2,219.5	2,747.4	2,809.6	3,014.1
Excises	902.4	886.6	909.6	943.1	912.9	948.2
Financial transaction tax					259.6	269.4
Public health production tax			3.3	0.0	0.0	0.0
Insurance tax					26.2	28.0
Telecom levy				12.2	47.0	57.0
Total	3,070.9	3,200.1	3,132.3	3,702.7	4,055.3	4,316.7

Payments of Households
Gross PIT revenues	1,874.2	1,767.9	1,382.8	1,498.4	1,504.6	1,550.0
PIT revenues of central budget(1)	1,744.4	1,632.0	1,256.4	1,385.3	1,504.6	1,550.0
Private persons’ special tax	25.5	6.1	0.3	0.0	0.0	0.0
Private persons’ 98% special tax		0.0	3.7	1.2	0.9	0.9
Registration fee paid after domestic servants		0.0	0.0	0.0	0.0	0.0
Tax payments	8.3	3.0	0.2	0.2	0.2	0.2
Fees	112.2	83.5	75.3	109.6	107.4	110.0
Vehicle tax					41.2	39.0
Other Revenues
Total	2,020.2	1,860.5	1,462.3	1,609.4	1,654.4	1,700.1

	Revenues and expenditures of the central budget for the year ended December 31,
	2009 Final	2010 Final	2011 Final	2012 Final	2013 Preliminary	2014 Planned
	(HUF billions)
Central Budgetary Institutions and Chapter Administered Appropriations
Revenue of the central budgetary institutions	794.2	890.6	925.7	1,397.5	1,745.4	1,162.4
Own revenues of chapter administered professional appropriations	227.9	165.3	353.8	129.3	120.6	29.6
EU support of chapter administered professional appropriations	602.7	814.0	890.1	1,076.8	1,577.4	1,711.6
Total	1,624.8	1,869.9	2,169.6	2,603.6	3,443.4	2,903.6
Payments of Central Budgetary Institutions	65.5	57.3	45.5	41.0	47.9	42.7
Contribution to National Social Fund				17.7	0.0	0.0
Payments of Local Governments	14.9	11.6	7.2	9.3	19.2	19.5
Payments of Extrabudgetary and Social Security Funds	146.1	8.0	0.0	0.0	173.6	10.0
Revenues of International Transactions	2.1	1.3	4.2	0.4	5.9	10.8
Payments Related to State Property	143.4	71.0	40.0	69.8	205.7	209.9
Other Revenues	39.9	125.2	39.5	25.8	40.8	8.2
Revenues Related to Debt Service	0.1	0.0	0.0	0.0	0.0	0.0
Lump Sum Cash Flow Facility from EU	28.7	-8.7	22.9	11.6	27.9	23.0
Customs and import duties	8.2	8.6	9.6	9.2	9.2	9.5
Pension Reform and Debt Reduction Fund	0.0	0.0	95.6	0.0	0.0	0.0
Total Revenues(2)	8,182.0	8,330.7	8,238.7	9,257.7	10,835.2	10,605.7
Interest Revenues	142.3	130.5	103.5	145.9	132.6	91.6
Total Revenues(3)	8,324.2	8,461.2	8,342.2	9,403.6	10,967.8	10,697.3

Expenditures
Subsidiaries to Economic Units	178.6	201.4	212.0	259.5	279.9	282.6
Support to the Media	53.7	45.8	53.7	61.8	66.6	69.9
Consumer Price Subsidy	107.4	107.3	108.3	96.9	94.8	104.0
Housing Grants	199.3	147.4	129.1	124.0	131.9	159.2
Family Benefits Social Subsidiaries
Family benefits	464.6	461.5	454.9	445.9	434.6	446.2
Income supplement benefits	149.9	144.1	136.6	62.6	62.3	66.8
Under-age benefits				280.0	223.5	175.6
Other specific subsidies	26.5	26.8	27.5	28.5	25.9	25.9
Total	641.0	632.4	618.9	817.0	746.3	714.5

Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	2,239.2	2,371.7	2,521.0	2,920.3	3,825.3	3,226.3
Chapter administered professional appropriations	1,808.0	1,833.1	2,209.7	2,146.9	2,845.3	3,194.9
Central investment	0.0	0.0	0.0	0.0	0.0	0.0
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0
Total	4,047.2	4,204.8	4,730.7	5,067.2	6,670.6	6,421.2

	Revenues and expenditures of the central budget for the year ended December 31,
	2009 Final	2010 Final	2011 Final	2012 Final	2013 Preliminary	2014 Planned
	(HUF billions)
Support to Political Parties and Other Civil Organizations	5.3	5.0	3.8	3.8	3.8	9.8
Transfer to Social Security Funds	913.8	1,147.5	637.8	690.9	986.6	917.4
Transfer to Local Governments
Direct transfer from the budget	1,178.6	1,123.5	1,069.2	1,027.3	708.8	779.9
Yielded PIT revenues	129.9	135.9	126.4	113.1	0.0	0.0
Total	1,308.5	1,259.4	1,195.6	1,140.4	708.8	779.9
Transfer to Extrabudgetary Funds	40.6	17.6	89.1	94.6	272.1	116.9
Expenditures of International Transactions	9.5	2.6	0.9	2.4	14.2	8.7
Debt Service Related Expenditures	18.4	9.9	11.8	15.8	71.9	83.4
Other Expenditures	22.6	29.4	14.7	16.2	58.1	30.7
Reserves					0.0	289.2
Extraordinary Expenditures	16.9	9.2	266.0	9.0	4.4	4.4
Government Guarantees Redeemed	20.4	33.5	29.4	40.8	27.1	32.3
Contribution to EU Budget	223.7	230.2	233.0	234.9	272.3	288.7
Expenditures Related to State Property	99.3	95.4	633.3	137.4	260.3	180.9
Interest Payments	1,161.8	1,136.4	1,101.1	1,202.4	1,277.9	1,165.0
Total Expenditures	9,067.9	9,315.1	10,069.3	10,014.8	11,947.6	11,658.6

Source: MNE

Notes:

(1)                                 The PIT share to local governments will be reduced from 40% to 8% in 2012; base corrections between 2007 and 2011: the yearly differences have been moved from own revenues into subsidies.

(2)                                 Excluding interest revenues.

(3)                                 Including interest revenues.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds for the years indicated:

Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	For the year ended December 31,
	2009 Final	2010 Final	2011 Final	2012 Final	2013 Preliminary	2014 Planned
	(HUF billions)
Social Securities Fund
Revenues	4,128.9	4,299.6	4,451.7	4,510.6	4,862.9	4,848.8
Expenditures	4,285.6	4,394.9	4,535.3	4,628.1	4,862.9	4,848.8
Surplus (deficit)	(156.7)	(95.4)	(83.7)	(117.6)
Extra Budgetary Funds(2)
Revenues	465.2	407.7	428.8	508.4	611.1	437.6
Expenditures	496.5	347.9	359.6	378.2	560.6	460.9
Surplus (deficit)	(31.4)	59.8	69.2	130.1	50.5	(23.4)

Source: Ministry of Finance

Notes:

(1)                                 For methodological remarks on planned, expected, preliminary, fact and final budgets, see “Public Finance—Methodology” in the Annual Report

(2)                                 Currently, these funds consist of the Nuclear Fund, the National Employment Fund, the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund, the Research and Development Fund, the National Cultural Fund, and the Bethlen Gábor Fund.

The contribution of the central government to the social security funds was HUF913.8 billion in 2009, HUF1,147.5 billion in 2010, HUF637.8 billion in 2011, HUF690.9 billion in 2012 and HUF986.6 billion in 2013. The contribution of the central government to the social security funds will be HUF917.4 billion in 2014 according to the planned budget.

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all local governments:

Local Government Revenues and Expenditures

	For the year ended December 31,
	2009 Final	2010 Final	2011 Final	2012 Final	2013 Preliminary	2014 Planned
	(HUF billions)
Revenues
Own revenues(1)	1,251.8	1,234.4	1,360.3	1,296.1	1,005.3	1,016.6
Subsidies	1,178.6	1,123.5	1,069.2	1,027.3	708.8	779.9
Other revenues	692.0	808.6	899.8	473.0	697.8	628.0
Total revenues, GFS (excluding privatization)	3,122.4	3,166.5	3,329.4	2,796.4	2,411.8	2,424.4
Privatization revenues	4.1	7.0	2.6	1.6	1.6	1.9
Total revenues (including privatization)	3,126.5	3,173.5	3,332.0	2,798.0	2,413.5	2,426.3
Expenditures
Wages	1,407.9	1,388.6	1,286.6	1,025.9	635.6	639.5
Investments	573.6	694.1	605.2	525.4	609.5	683.3
Other expenditures	1,227.4	1,322.8	1,296.7	1,156.3	1,046.4	1,073.6
Total expenditures	3,208.9	3,405.5	3,188.5	2,707.6	2,291.5	2,396.3
Surplus (deficit), GFS (excluding privatization)	(86.5)	(239.0)	140.9	88.8	120.3	28.1
Surplus (deficit) (including privatization)	(82.4)	(232.0)	143.5	90.4	121.9	30.0

Source: Ministry for National Economy

Note:

(1)                                 GFS excludes privatization revenues.

During 2013, the revenues of local governments amounted to HUF2,411.8 billion, and their expenditures amounted to HUF2,291.5 billion, and thus the fiscal balance of local governments amounted to a surplus of HUF120.3 billion for 2013.

NATIONAL DEBT

Public Debt

The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

	For the year ended December 31,(1)
	2009	2010	2011	2012	2013(2)
	(HUF billions, except for percentages)
Internal Public Debt	10,476.2	10,978.2	10,362.2	12,042.4	12,976.4
% of Nominal GDP	40.9%	41.4%	37.5%	42.9%	44.6%
External Public Debt	8,468.5	8,842.8	10,170.4	8,326.6	8,904.9
% of Nominal GDP	33.0%	33.4%	36.8%	29.7%	30.6%
Other Liabilities(3)	20.1	220.0	422.9	351.1	117.3
Total Public Debt	18,964.9	20,041.0	20,955.5	20,720.1	21,998.6
% of Nominal GDP	74.0%	75.6%	75.8%	73.9%	75.6%
Nominal GDP	25,626	26,513	27,635	28,048	29,114

Source: GDMA Pte Ltd.

Notes:

(1)                                 This table shows the public debt of Hungary from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.

(2)                                 Preliminary data as at March 4, 2014.

(3)                                 Including a special item in connection with a debt assumption in 2006.

The central government debt totaled HUF21,998.6 billion at the end of December 2013, showing a decrease of 6.2% in nominal terms compared to HUF20,720.1 billion at the end of 2012. The government gross debt to GDP ratio at the end of December 2013 was 75.6%, as compared to 73.9% as at the end of 2012.

The following table sets forth the composition of investors holding HUF denominated Hungarian government securities.

	As at December 31,
	2009	2010	2011	2012	2013
	(HUF billions)
Nonfinancial corporations	217.8	178.9	107.6	125.0	155.4
Central Bank	313.0	276.5	180.8	152.8	147.2
Other monetary financial institutions	3,419.4	3,335.5	3,048.1	3,549.0	3,871.4
Other financial intermediaries	346.5	398.8	367.8	346.0	473.2
Financial auxiliaries	165.8	153.5	145.2	163.9	179.9
Insurance corporations and pension funds	2,889.0	2,996.1	1,550.3	1,654.5	1,658.8
General government	65.8	39.4	49.9	44.5	39.8
Households	734.7	697.9	707.0	1,152.8	1,830.1
Nonprofit institutions serving households	16.9	16.4	32.3	27.4	26.2
Rest of the world	2,013.6	2,380.8	3,339.7	4,886.2	4,781.6
Total	10,182.5	10,473.6	9,528.6	12,102.0	13,163.6

Source: NBH

The following table sets forth the amount of HUF denominated debt held by non-residents and their average term-to-maturity as of the end of the periods indicated.

	As of December 31,
	2009	2010	2011	2012	2013
	(HUF billions)
Non-residents holdings	2,155.5	2,532.7	3,796.8	5,008.5	4,994.1

	(years)
Average term-to-maturity	4.6	4.7	4.1	3.9	3.9

Source: ÁKK

The following table sets forth the maturity profile of the foreign exchange denominated debt of the central government of Hungary.

	Bonds	Loans
	(HUF billions)
2014	801.6	794.3
2015	434.4	81.7
2016	847.6	688.8
2017	559.4	204.5
2018	750.4	126.6
2019	290.1	58.6
2020	716.0	49.5
2021	628.7	115.9
2022	0.0	44.6
2023	880.4	106.2
2024	0.0	23.9
2025	0.0	23.9
2026	0.0	23.5
2027	0.0	163.7
2028	0.0	103.1
2029	0.0	88.4
2030	0.0	29.3
2031	0.0	4.2
2032	0.0	2.7
2033	0.0	1.2
2034	0.0	0.8
2035	0.0	0.3
2041	260.9	0.0

Source: ÁKK

The following table sets forth the draw-down and redemption of IMF/EC loans.

	For the year ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016
	(EUR millions)
Draw-down / redemption	5,891	0	-2,000	-3,339	-3,963	-2,000	0	-1,500

Source: ÁKK

2013 issuance

In 2013, the total amount of annual net government securities issuance in the domestic market reached HUF 897 billion. In 2013 the total amount of HUF denominated government bond offered on auctions amounted to HUF 1,116 billion; the total amount of bids reached HUF 3,161 billion, the accepted bids totaled HUF 1,340 billion. As a result the average bid-to-cover ratio amounted to 2.8. In addition to the accepted bids, non-competitive bids in the amount of HUF 258 billion were accepted. As a result the amount of issued HUF denominated government bonds amounted to HUF 1,598 billion in 2013. On the secondary market turnover reached HUF 33.5 trillion.

In 2013 the total amount of FX-denominated Hungarian government bonds amounted to USD 5.25 billion.

Benchmark yields

The following table sets forth the yields of the benchmark HUF-denominated Hungarian government bonds with maturities of 3, 5 and 10 years as of the end of the period indicated.

	As of December 31,
	2009	2010	2011	2012	2013
	(%)
3 years	7.41	7.72	9.06	5.61	4.01
5 years	7.59	7.85	9.64	5.89	4.66
10 years	7.99	7.95	9.75	6.11	5.61

Source: ÁKK

Financing plan

According to the actual Financing Plan the share of foreign currency denominated debt should be below 45%. Within the HUF debt the share of fixed rate elements should be in the range of 61%-81%, that of the floating rate debt (including all short-term debt) should be in the range of 17%-39%. Within the FX debt the optimal share of fixed rate debt is 66% with a 5% tolerance band. The duration of the HUF portfolio is targeted at 2-3 years.

According to the current Financing Plan gross redemptions of forint- denominated securities in 2014 will amount to HUF 4,365 billion, gross redemptions of foreign exchange denominated securities in 2014 will amount to HUF 1,596 billion. The net borrowing requirement will amount to HUF 985 billion. Gross issuance will amount to HUF 6,902 billion, of which HUF 1,352 billion will be foreign denominated debt issuances, as a result foreign denominated debt issuances will amount to 20% of total debt issuances and forint denominated debt issuances will amount to 80% of total debt issuances.

The following table sets forth the planned composition of forint denominated government bond issuances.

Planned share
(%)
3-year	37
5-year (floating)	4
5-year (fixed)	37
10-year	19
15-year	4

Source: ÁKK

External Public Debt

The following table sets forth the external public debt as of December 31, 2013 by category and by currency:

U.S. Underwriter	Amount(1)
(EUR millions)
By Category (financial derivatives are excluded):
Bank loans (including bank to bank and syndicated loans)	1,562
Bonds & FRN	20,391
Loans from multilateral financial institutions (e.g., IMF and World Bank)	8,052
Total	30,005

(%)
By Currency (financial derivatives are included):
Euro	100
Other currencies	0
Total	100

U.S. Underwriter	Amount(1)
(EUR millions) before swaps (%)
By Currency (financial derivatives are excluded):
Euro	60
JPY	1
U.S. dollar	32
Swiss franc	1
British pound	6
SDR	0
Total	100

Source: GDMA Pte Ltd.

Note:

(1)                                 Debt liabilities of the government sector that are not HUF-denominated (including mark-to-market deposits).

External Public Debt Service and Schedule of Payments

Neither Hungary nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the schedule of payments on external public debt as of September 30, 2013:

Schedule of Payments on External Public Debt as of September 30, 2013(1)

Date of maturity	Total	Central bank and general government	Central bank	General government	Forint denominated bonds	Other monetary institutions and other sectors	Other monetary institutions	Other sectors
	(In EUR millions)
Fourth quarter 2013	2,169	445	65	380	294	1,724	1,214	510
2013	2,169	445	65	380	294	1,724	1,214	510
First quarter 2014	1,870	1,457	0	1,457	635	413	152	261
Second quarter 2014	2,305	806	0	806	0	1,499	1,168	331
Third quarter 2014	3,201	2,706	0	2,706	1,260	495	268	226
Fourth quarter 2014	4,852	2,375	0	2,375	0	2,477	1,120	1,357
2014	12,228	7,344	0	7,344	1,895	4,883	2,708	2,176
2015	7,506	3,748	43	3,705	2,311	3,758	1,767	1,991
2016	10,259	6,304	0	6,304	2,321	3,955	1,599	2,356
2017	8,982	5,910	0	5,910	3,680	3,073	987	2,086
2018	5,351	3,571	0	3,571	762	1,780	1,237	544
2019	3,478	2,413	0	2,413	1,189	1,065	702	364
2020	4,879	4,036	0	4,036	1,194	843	438	404
2021	4,226	2,772	0	2,772	0	1,454	1,026	428
2022	2,077	1,585	0	1,585	1,117	493	257	236
2023	3,002	2,487	0	2,487	642	515	270	245
After	5,537	3,264	0	3,264	106	2,274	745	1,529
Total	69,695	43,878	108	43,770	15,511	25,817	12,948	12,869

Source: NBH

Note:

(1)                                 Excluding: direct investment, other capital.

Internal Public Debt

As of December 31, 2013, Hungary’s total internal public debt, including social security and extra-budgetary funds, was HUF12,976.4 billion. As of December 31, 2013, a majority of the Government’s internal debt represented either treasury bills or bonds (with 4.7% of the Government’s internal debt consisting of loans from EIB and CEB).

Within the total HUF-denominated government debt, publicly issued government securities have played a predominant role. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of outstanding publicly issued HUF-denominated government securities, government bonds accounted for approximately 71% as of the end of December 2013.

Hungary’s policy is to finance budget deficits partly with internal debt and partly by accessing the international markets. The type of financing is determined based on a benchmark for the debt portfolio composition. The weight of internal debt (domestic currency) ranges between 68% and 75% in the benchmark portfolio; the weight of external debt (foreign currency) ranges between 25% and 32%.

Government Obligations to the NBH

The following table shows the Government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated and as of February 28, 2014:

	For the year ended December 31,					As of February 28,
	2009	2010	2011	2012	2013	2014
Short-term	279.0	249.5	168.5	142.2	138.4	138.4
Long-term	0.0	0.0	0.0	0.0	0.0	0.0
Total	279.0	249.5	168.5	142.2	138.4	138.4

Source: NBH

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of Hungary as of September 30, 2013:

Gross External Debt(1)

	September 30, 2013
	Amount of Debt	% Medium and Long
	(EUR millions)	(%)
Obligor
National Bank of Hungary(2)	1,961.0	5.5
Hungary(2)	45,605.5	96.0
Private sector(2)(3)	68,938.6	81.1
Total(2)(3)	116,505.1	85.7
Financial derivative liabilities	3,676.0	—
Entire economy (including financial derivative liabilities)	120,181.2	—

Source: NBH

Notes:

(1)                                 In this table, external debt refers to obligations owed to non-resident entities.

(2)                                 External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.

(3)                                 Direct investment debt liabilities included.

Selected Annual BOP and IIP Figures and Debt Service Indicators of Hungary (BOP Basis)(1)

	2009	2010	2011	2012
Debt Indicators
Gross debt indicators
Gross external debt (excl. FDI other loans)/GDP	113.9	111.4	103.7	97.8
Of which: general government and central bank	51.5	54.0	54.8	55.7
Gross external debt denominated in foreign currencies (excl. FDI other loans)/GDP	97.7	93.7	82.4	72.5
Of which: general government and central bank	39.6	40.9	38.6	34.7
Gross external debt (incl. FDI other loans)/GDP	150.1	143.7	134.0	128.1
Net debt indicators
Net external debt (excl. FDI other loans)/GDP	56.1	53.0	45.0	43.8
Of which: general government and central bank	16.1	17.2	15.3	19.5
Net external debt denominated in foreign currencies (excl. FDI other loans)/GDP	42.8	38.4	27.5	21.8
Of which: general government and central bank	5.1	5.2	(0.1)	(0.9)
Net external debt (incl. FDI other loans)/GDP	64.5	59.6	47.2	56.4
Debt Service Indicators
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/GDP	21.3	19.5	22.6	21.3
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/XGS	27.5	23.0	24.8	22.5
Gross interest expenditure (excl. FDI other loans) GDP	4.0	3.4	3.9	4.0
Net interest expenditures (excl. FDI other loans) GDP	2.5	2.1	2.5	2.7
Memorandum GDP(3) (euro millions)	91,335	96,267	98,977	96,913
Exports of goods and services (XGS) (euro millions)	70,667	81,511	90,281	91,521
Net external financing capacity/GDP	1.0	2.0	2.8	3.6
International reserves (RES) (euro million)	30,677	33,674	37,774	33,881

Source: NBH

Notes:

(1)                                 External debt as defined in External Debt Statistics: Guide for Compilers and Users; equity and financial derivative instruments are excluded.

(2)                                 (TDS) Medium-term credit amortization and gross interest expenditures.